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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                    SCHEDULE 13D



                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


Harveys Casino Resorts
--------------------------------------------------------------------------------
                                   (Name of Issuer)

Common Stock, $0.01 Per Value Per Share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                    417826104
                                    (CUSIP Number)

Jessica Ledbetter, 575 State Route 88, Gardnerville, NV 89410 (702) 265-2025
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 30, 1997
             -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

CUSIP No.  417826104                              Page   1    of   1  Pages
          -----------------                            -----     -----

        NAME OF REPORTING PERSON
   1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Jessica L. Ledbetter

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)/ /

                                                                         (b)/ /


  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /


  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

             7     SOLE VOTING POWER
  NUMBER OF
                   512,696
   SHARES
             8     SHARED VOTING POWER
 BENEFICIALLY
                   2,924,392
  OWNED BY
             9     SOLE DISPOSITIVE POWER
    EACH
                   512,696
  REPORTING
   PERSON    10    SHARED DISPOSITIVE POWER
    WITH           2,924,392

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,437,088

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.9

  14    TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER

This filing relates to the common stock, par value $0.01 per share, of Harveys Casino Resorts (the "Issuer") whose prinicpal executive offices are at U.S. Highway 50 and Stateline Avenue, P.O.Box 128, Lake Tahoe, Nevada 89449.

ITEM 2.  IDENTITY AND BACKGROUND

Jessica L. Ledbetter, 575 State Route 88, Gardnerville, Nevada 89410.

Ms. Ledbetter is the owner and operator of the Thunderbird Ranch in Northern Nevada. She is a member of the Board of Directors of the Issuer.

During the last five years Ms. Ledbetter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction relative to any Federal or State securities laws.

Ms. Ledbetter is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In respect to 506,196 shares of the Issuer's common stock, Ms. Ledbetter derived her ownership by way of inheritance from her grandparents, Harvey A. and Llewellyn Gross, founders of the Issuer. Ms. Ledbetter received the last of these shares (186,454) on June 30, 1995 pursuant to the final distribution from the Estate of Harvey A. Gross, deceased.

Ms. Ledbetter's direct beneficial ownership of 6,500 shares of the Issuer's common stock is in the form of options to purchase 6,500 shares, which options are immediately exercisable and which were awarded pursuant to the Issuer's 1993 Non-Employee Directors Stock Option Plan.

In respect to 2,924,392 shares of the Issuer's common stock, Ms. Ledbetter's beneficial ownership derives from her position as co-trustee of the Ledbetter Marital Trust. The Ledbetter Marital Trust derives its ownership by way of bequest from Beverlee Ledbetter. The 2,924,392 shares were transferred from the Estate of Beverlee Ledbetter to the Ledbetter Marital Trust on September 30, 1997 . Ms. Ledbetter previously derived beneficial ownership of these shares through her position as co-executor of the Estate of Beverlee Ledbetter, having been appointed co-executor along with William B. Ledbetter and Kirk B. Ledbetter on October 24, 1995. Mrs. Ledbetter, a controlling shareholder of Harveys Casino Resorts and Ms. Ledbetter's mother, died Tuesday September 12, 1995. At the time of her death, Mrs. Ledbetter owned 2,924,392 shares, representing approximately 31.3% of the issued and outstanding shares of Harveys Casino Resorts.

Jessica L. Ledbetter, William B. Ledbetter and Kirk B. Ledbetter are co-trustees of the Ledbetter Marital Trust. The co-trustees have the right to vote the stock held by the trust, subject to such rights and restrictions imposed under the terms of the trust and the applicable state law.

ITEM 4.  PURPOSE OF TRANSACTION

Ms. Ledbetter holds her shares in the Issuer solely as an investment. Ms. Ledbetter has no plans or proposals with respect to the shares other than to hold her shares in the Issuer as an investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The aggregate number of shares beneficially owned by Ms. Ledbetter is 3,437,088 or 34.9% of the Issuer's shares outstanding on October 10, 1997. 6,500 shares are owned by way of Ms. Ledbetter's options to acquire such shares. For 512,696 of the shares, Ms. Ledbetter has sole voting power and sole dispositive power. For 2,924,392 of the shares, Ms. Ledbetter has shared voting power and shared dispositive power.

Ms. Ledbetter has not effected any transactions in the Issuer's securities during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Ms. Ledbetter will continue to receive options to purchase common stock of the Issuer pursuant to the Issuer's 1993 Non-Employee Director Stock Option Program and contingent upon her continued service as a Non-Employee Director of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Harveys Casino Resorts 1993 Non-Employee Directors Stock Option Program.*

Letters Testamentary dated October 24, 1995.

Order of the Ninth Judicial District Court of the State of Nevada, in and for the County of Douglas, Approving the Petition for Second and Final Account of Co-Executors, Final Distribution of the Estate to Testamentary Trust, Payment of Co-Executor's Fees, and Payment of Attorneys' Fees and Costs, dated September 23, 1997.


*Incorporated herein by reference to the original Schedule 13D filed on July 11, 1995[cad 179]

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SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


December 15, 1997                                      /s/ JESSICA L. LEDBETTER
-------------------------                              ------------------------
Date                                                   Signature